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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53457

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022   AND ENDING 09/30/2023

   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CRESCENT SECURITIES GROUP INC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

NOV ? 2023

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4975 PRESTON PARK BLVD STE 820   *Washington, DC*

(No. and Street)

PLANO	**TX**	**75093**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NICK DUREN	**972-490-0150**	nduren@crescentsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY

(Name – if individual, state last, first, and middle name)

325 N ST PAUL ST STE 3100 DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, NICK DUREN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CRESCENT SECURITIES GROUP INC _____, as of 9/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

_____
Notary Public

REBEKAH SCHNEIDER
Notary Public, State of Texas
Comm. Expires 12-31-2025
Notary ID 129662854

Title: PRESIDENT
_____

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRESCENT SECURITIES GROUP, INC.

CONTENTS



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those
Charged With Governance of
Crescent Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. (the Company) as of September 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
November 21, 2023

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2023

ASSETS

Cash and cash equivalents	$	346,390
Receivable from broker-dealers and clearing organizations		297,319
Other receivables		8,550
Loans to officers		55,763
Total Assets	$	708,022

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Commissions payable and accounts payable	$	212,957
Income taxes payable		20,291
Total Liabilities		233,248

Stockholder's equity:

Common stock, 100,000 shares authorized with no par value,		
1,000 shares issued and outstanding		55,000
Retained earnings		419,774
Total stockholder's equity		474,774
Total Liabilities and Stockholder's Equity	$	708,022

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Operations
For the Year Ended September 30, 2023

Revenues:

Securities commissions	$	322,191
Profits from underwriting		4,985,977
Trading income		4,322,515
Sale of investment company shares		232,621
Other income		222,807
Total Revenues		10,086,111

Expenses:

Employee compensation and benefits	352,400
Commissions and clearance paid to all other broker dealers	4,853,177
Concessions paid to other broker dealers	3,697,485
Communication	37,775
Occupancy and equipment costs	119,710
Regulatory fees and expenses	81,593
Management fees	758,714
Other expenses	201,942
Total Expenses	10,102,796

Net loss before income taxes	(16,685)
Income tax provision	(2,470)
Net loss	$ (14,215)

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2023

	Common Stock	Retained Earnings	Total
Balances at September 30, 2022	$ 55,000	$ 433,989	$ 488,989
Net loss	--	(14,215)	(14,215)
Balances at September 30, 2023	$ 55,000	$ 419,774	$ 474,774

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash flows from operating activities:

Net loss	$	(14,215)
Change in assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations		(126,098)
Decrease in other receivables		26,450
Increase in commissions payable and accounts payable		130,867
Decrease in income taxes payable		(2,470)
Net cash provided by operating activities		14,534

Cash flows from investing activities:

Net cash provided by investing activities		--

Cash flows from financing activities:

Net cash provided by financing activities		--
Net increase in cash and cash equivalents		14,534
Cash and cash equivalents at beginning of year		331,856
Cash and cash equivalents at end of year	$	346,390

Supplemental Disclosures
Cash paid during the year for:

Interest	$	--
Income Taxes	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Nature of Operations and Summary of Significant Accounting Policies</u>

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). The Company is a wholly owned subsidiary of D2 Equity Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

The Company earns a significant amount of commissions from the sale of government backed Collateralized Mortgage Obligations and revenue from underwriting Private Placements.

Securities

Securities are carried at fair value based upon quoted prices in active markets, or observable inputs other than quoted prices. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables

Receivables from broker-dealers and Clearing Organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for credit losses on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables from contracts with customers of $297,319 as of September 30, 2023, all of which were collected.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the second business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis. Commissions from underwriting/private placements are earned on a "best efforts" basis and securities for which the Company cannot obtain a purchase commitment will not be underwritten by the Company. Commissions are initially recognized when escrow is broken and subsequently when Subscription Agreements are completed.

Various economic factors that could affect the nature, amount, timing, and uncertainty of revenue and cash flows are general conditions in the United States economy and capital markets, specifically, the market for collateralized mortgage obligations and other investments.

Revenue from contracts with customers includes commission income from sales of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Securities Commissions and Profits from Underwriting

The Company buys and sells securities, investment company shares, and acts as a wholesaler for various underwritings on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trading Income

The Company arranges for buys and sells of fixed income securities on behalf of its customers. Each time customers enter into a buy/sell transaction, the Company receives the net difference between the buy and sell as compensation for its services. All revenue recorded as well as the related commission and clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Note 1 - <u>Nature of Operations and Summary of Significant Accounting Policies</u>, continued

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards ownership have been transferred to/from the customer. As of September 30, 2023, there were no material differences between trade date and settlement date.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 2 – <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of September 30, 2023, the Company had net capital of approximately $409,322 and net capital requirements of $15,550. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Note 3 – <u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 – Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740.

Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 5 – Related Party Consulting Agreements

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended September 30, 2023, totaled $392,286 and are reflected in communication, occupancy and equipment costs and employee compensation.

The Parent provides management services to the Company and charges monthly management fees based on the profitability of the Company. Amounts incurred for the year ended September 30, 2023, totaled $758,714 and is reflected in management fees.

Note 6 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 – Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits.

Note 8 – Clearing Deposit

As of September 30, 2023, approximately $102,817 of clearing deposit funds were held by the clearing broker-dealer which is included in Receivable from broker-dealers and clearing organizations on the accompanying statement of financial condition.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2023

Schedule I

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of September 30, 2023</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 474,774
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		474,774
Deductions and/or charges:		
Non-allowable assets:		
Receivables from broker-dealer	$ 1,131	
Other receivables	8,550	
Loan to officers	55,761	65,452
Net capital before haircuts on securities positions		409,322
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1 (c)(2):		--
Net capital		$ 409,322

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Commissions payable and accrued liabilities		$ 212,957
Income taxes payable		20,291
Total aggregate indebtedness		$ 233,248

Schedule I (continued)

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of September 30, 2023</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 15,550
Minimum dollar net capital requirement of Reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two Minimum requirement amounts	$ 15,550
Net capital in excess of minimum required	$ 393,772
Excess net capital at 1000%	$ 385,997
Ratio: Aggregate indebtedness to net capital	0.57 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2023.

Schedule II & III

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2023</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provision of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

For the Year Ended September 30, 2023



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those
Charged With Governance of
Crescent Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Crescent Securities Group, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading (2) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company (3) participating in distributions of securities (other than firm commitment underwritings) throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) proprietary trading (2) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company (3) participating in distributions of securities (other than firm commitment underwritings) and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
November 21, 2023

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



CRESCENT
Securities Group, Inc.

November 13, 2023

Crescent Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nick Duren, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____
President
November 13, 2023

Report of Independent Registered Public Accounting Firm

On Applying Agreed-Upon Procedures

For the Year Ended September 30, 2023



Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder and Those
Charged With Governance of
Crescent Securities Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Management of Crescent Securities Group, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
November 21, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation
For the fiscal year ended 9/30/2023
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53457 FINRA SEP
CRESCENT SECURITIES GROUP INC
4975 PRESTON PARK BLVD STE 820
PLANO TX 75093

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DON STERLING 214-226-7507

2. A. General Assessment (item 2e from page 2) $9,177

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (4,424)
   4/28/2023
   Date Paid

   C. Less prior overpayment applied .... ( )

   D. Assessment balance due or (overpayment) 4,753

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ....

   F. Total assessment balance and interest due (or overpayment carried forward) $4,753

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $4,753
   Total (must be same as F above)

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRESCENT SECURITIES GROUP INC
(Name of Corporation, Partnership or other organization)

DocuSigned by:
NICK DUREN
28A715DD95604ED...
(Authorized Signature)

Dated the 25 day of OCTOBER, 20 23.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

**DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT**

Amounts for the fiscal period
beginning 10/1/20224/1/2023
and ending 09/30/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,086,111

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   232,621

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   3,730,078

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $5,687

    Enter the greater of line (i) or (ii)   5,687

    Total deductions   3,968,386

2d. SIPC Net Operating Revenues $6,117,725

2e. General Assessment @ .0015 $9,177

(to page 1, line 2.A.)

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